                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                               FINAL AMENDMENT TO
                          ISSUER TENDER OFFER STATEMENT


      Pursuant to Section 13E-4(c) of the Securities Exchange Act of 1934:

Name of Issuer:                             NURSECARE HEALTH CENTERS, INC.
Central Index Key No.:                      73354

Name of Person
Filing Statement:                           James F. Hubbert

Title of Class of
Securities:                                 Common Stock, Class A

Name, Address and
Telephone Number of
Person Authorized to
Receive Notices and                         James F. Hubbert
Communications on Behalf                    Three Station Square
of the Person Filing                        Paoli, PA 19301
Statement:                                  Telephone: (610) 644-4051

Date Tender Offer
First Published, Sent
or Given to Security
Holders:                                    June 23, 1997

Termination Date:                           July 28, 1997
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                                 SCHEDULE 13E-4


                               FINAL AMENDMENT TO
                         TENDER OFFER STATEMENT PURSUANT
                          TO SECTION 13E-4(c)(3) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

I.  RESULTS OF THE OFFERING:

         Pursuant to the Tender offer, the Issuer acquired a total of One Hundred Thousand (100,000) shares for the price of Three Dollars ($3.00) per share.

II.  SIGNATURE.

         I certify that the information set forth in this Statement is true, complete and correct.




    8-11-97                                NURSECARE HEALTH CENTERS, INC.
-----------------
    (Date)


                                           By: /s/ James F. Hubbert
                                              ------------------------------
                                               James F. Hubbert
                                               President